Filed Pursuant to Rule 424 (b)(2)
Registration No. 333-223208
July 12, 2018
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

Buffered Market Participation Securities^{TM}

$520,000 Securities Linked to the Technology Select Sector SPDR® Fund

$255,000 Securities Linked to the Financial Select Sector SPDR® Fund

$390,000 Securities Linked to the Market Vectors® Gold Miners ETF

► 1.00x exposure to any positive return of the relevant Reference Asset, subject to a maximum return of 10.75% (XLK), 11.00% (XLF) and 17.00% (GDX)

► Protection from the first 10% of any losses of the relevant Reference Asset

► Approximately 15 months maturity

► All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Market Participation Securities ^{TM} (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is $976.80 per security with respect to the securities linked to the XLK, $971.10 per security with respect to the securities linked to the XLF and $972.10 per security with respect to the securities linked to the GDX, each of which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-2 and "Risk Factors" beginning on page PS-5 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security / Total linked to the XLK	$1,000.00/$520,000.00	$12.75/$6,630.00	$987.25/$513,370.00
Per security / Total linked to the XLF	$1,000.00/$255,000.00	$12.75/$3,251.25	$987.25/$251,748.75
Per security/ Total Linked to the GDX	$1,000.00/$390,000.00	$12.75/$4,972.50	$987.25/$385,027.50

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.275% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.
Buffered Market Participation Securities



Linked to the:
Technology Select Sector SPDR® Fund⎪Financial Select Sector SPDR® Fund ⎪The Market Vectors® Gold Miners ETF

This pricing supplement relates to three offerings of Buffered Market Participation Securities. Each of the three securities will have the respective terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is less than the Buffer Percentage, lose some or a significant portion (up to 90%) of your principal.**

This pricing supplement relates to three separate offerings of securities, each linked to the performance of a specific index fund (each a "Reference Asset"). Each of the three securities has a Maximum Cap as indicated in the table below. The performance of each of the three securities does not depend on the performance of any of the other securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The relevant underlying index fund, as indicated below

Reference Asset	Ticker	Upside Participation Rate	Maximum Cap	CUSIP/ISIN
Technology Select Sector SPDR® Fund	XLK	100%	10.75%	40435FH42/ US40435FH426
Financial Select Sector SPDR ® Fund	XLF	100%	11.00%	40435FH59/ US40435FH590
Market Vectors® Gold Miners ETF	GDX	100%	17.00%	40435FH67/ US40435FH673

Trade Date:	July 12, 2018
Pricing Date:	July 12, 2018
Original Issue Date:	July 17, 2018
Final Valuation Date:	October 14, 2019, which is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	October 17, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Upside Participation Rate:	100% (1.00x)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Final Settlement Value:	***If the relevant Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). ***If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage***, you will receive $1,000 per $1,000 Principal Amount (zero return). ***If the relevant Reference Return is less than the Buffer Percentage,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return + 10%)]. Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the relevant Reference Return is below the Buffer Percentage. For example, if the relevant Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the relevant Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 90%) of your investment.**
Buffer Percentage:	With respect to each offering, -10%
Initial Price:	$72.62 with respect to the securities linked to XLK, $27.10 with respect to the securities linked to XLF and $22.14 with respect to the securities linked to GDX, each of which was the Official Closing Price of the relevant Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the relevant Reference Asset on the Final Valuation Date.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the securities is less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is than the price to public and may differ from the market value of the securities in the secondary market, if any."

GENERAL

This pricing supplement relates to separate offerings of securities, each linked to a different Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although each offering of securities relate to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

- The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

- The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the relevant Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
(b) $1,000 + ($1,000 × Maximum Cap).

If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the relevant Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 10%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the relevant Reference Return is below the Buffer Percentage. For example, if the relevant Reference Return is -30%, you will suffer a 20% loss and receive 80%of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the relevant Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 90%) of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

Select Sector SPDR Trust is the reference issuer.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with a return linked to the potential positive performance of the relevant Reference Asset and you believe the price of the relevant Reference Asset will increase over the term of the securities.

▸ You are willing to invest in the securities based on the relevant Maximum Cap, which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is below the Buffer Percentage of -10%.

▸ You are willing to forgo dividends or other distributions paid to holders of the relevant Reference Asset or the stocks held by the relevant Reference Asset.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the relevant Reference Return will be negative or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the relevant Maximum Cap, which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is below the Buffer Percentage of -10%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid to the holders of the relevant Reference Asset or the stocks held by the relevant Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the relevant Reference Asset or any of the stocks included in the related Underlying Index. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying, prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement; and

"— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Price from the Initial Price by more than -10%. Accordingly, if the relevant Reference Return is less than the Buffer Percentage of -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose some or a significant portion (up to 90%) of your investment at maturity if the relevant Reference Return is less than the Buffer Percentage.

The appreciation on the securities is limited by the relevant Maximum Cap.

You will not participate in any appreciation in the price of the relevant Reference Asset (as multiplied by the Upside Participation Rate) beyond the relevant Maximum Cap. You will not receive a return on the securities greater than the Maximum Cap.

The amount payable on the securities is not linked to the price of the relevant Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the relevant Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the relevant Reference Asset appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the relevant Reference Asset prior to such decrease. Although the actual price of the relevant Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the relevant Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Owning the securities is not the same as owning the relevant Reference Asset or the stocks included in the related Underlying Index.

The return on your securities may not reflect the return you would realize if you actually owned the relevant Reference Asset or stocks included in the related Underlying Index. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the relevant Reference Asset or the stocks included in the related Underlying Index.

Changes that affect the relevant Reference Asset or the related Underlying Index may affect the price of the relevant Reference Asset and the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer or S&P Dow Jones Indices LLC (the "Index Sponsor"), the index sponsor of the Underlying Index for each Reference Asset, concerning additions, deletions and substitutions of the constituents included in the relevant Reference Asset or the related Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the relevant Reference Asset or the related Underlying Index may affect the price of the relevant Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the relevant Reference Asset or the related Underlying Index, as applicable, could also affect the price of the relevant Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the relevant Reference Asset or the related Underlying Index, as applicable. Any such actions could affect the price of the relevant Reference Asset and the value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the relevant Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Industry concentration risk and the risk associated with investments in a particular sector.

The securities held by the relevant Reference Asset operate in one industry. As a result, the return on the relevant Reference Asset may be lower, and more volatile, than that of an index fund which invests in a broader range of companies.

The holdings of the GDX are concentrated in the gold and silver mining industries.

All or substantially all of the equity securities held by the GDX are issued by gold or silver mining companies. An investment in the securities linked to the GDX will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship of the GDX to gold and silver bullion

The GDX invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The GDX may under- or over-perform gold bullion and/or silver bullion over the term of the securities.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Reference Asset relative to its Initial Price. We cannot predict the Final Price of the relevant Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not expected to be the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and the examples below illustrate the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following terms:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Price*: $60.00

▶ Upside Participation Rate: 100%

▶ Maximum Cap: 10.75%

▶ Buffer Percentage: -10%

*The actual Initial Prices are set forth on Page PS-2.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
$120.00	100.00%	$1,107.50	10.75%
$108.00	80.00%	$1,107.50	10.75%
$96.00	60.00%	$1,107.50	10.75%
$84.00	40.00%	$1,107.50	10.75%
$78.00	30.00%	$1,107.50	10.75%
$72.00	20.00%	$1,107.50	10.75%
$69.00	15.00%	$1,107.50	10.75%
$66.45	**10.75%**	**$1,107.50**	**10.75%**
$63.00	5.00%	$1,050.00	5.00%
$61.20	2.00%	$1,020.00	2.00%
$60.60	1.00%	$1,010.00	1.00%
$60.00	**0.00%**	**$1,000.00**	**0.00%**
$59.40	-1.00%	$1,000.00	0.00%
$58.80	-2.00%	$1,000.00	0.00%
$57.00	-5.00%	$1,000.00	0.00%
$55.80	-7.00%	$1,000.00	0.00%
$54.00	**-10.00%**	**$1,000.00**	**0.00%**
$48.00	-20.00%	$900.00	-10.00%
$42.00	-30.00%	$800.00	-20.00%
$36.00	-40.00%	$700.00	-30.00%
$30.00	-50.00%	$600.00	-40.00%
$12.00	-80.00%	$300.00	-70.00%
$0.00	-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The price of the Reference Asset increases from the Initial Price of $60.00 to a Final Price of $63.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,050.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% ×100%)

= $1,050.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does <u>not</u> exceed the Maximum Cap.

Example 2: The price of the Reference Asset increases from the Initial Price of $60.00 to a Final Price of $72.00.

Reference Return:	20.00%
Final Settlement Value:	**$1,107.50**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,107.50 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 10.75%)

= $1,107.50

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 3: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $57.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Percentage of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 4: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $36.00

Reference Return:	-40.00%
Final Settlement Value:	**$700.00**

Because the Reference Return is less than the Buffer Percentage of -10%, the Final Settlement Value would be $700.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 10%)]

= $1,000 + [$1,000 × (-40.00% + 10%)]

= $700.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset by more than 10%. **You will lose some or a significant portion (up to 90%) of your investment**.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE TECHNOLOGY SELECT SECTOR SPDR® FUND

The disclosure relating to the XLK contained below relates only to the offering of securities linked to the XLK.

The Technology Select Sector SPDR® Fund ("XLK")

The Select Sector SPDR® Trust is a registered investment company that consists of eleven separate investment portfolios (each, a "SelectSector SPDR® Fund"), including the XLK. Each Select Sector SPDR® Fund is an Index Fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based, together, comprise all of the companies in the SPX. Additional information about how each of the Select Sector Indices is determined and calculated can be found in the section "The Financial Select Sector SPDR® Fund" beginning on page S-12 of the ETF Underlying Supplement, and is applicable to the XLK, except as discussed in this section. Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

The Technology Select Sector SPDR® Fund trades on the NYSE under the ticker symbol "XLK."

The XLK seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Technology Select Sector Index. The Technology Select Sector Index measures the performance of the technology sector of the U.S. equity market. The Technology Select Sector Index is composed of companies whose primary line of business is directly associated with the technology sector. The returns of the XLK may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The Technology Select Sector Index includes companies from the following industries: technology hardware, storage, and peripherals; software; diversified telecommunication services; communications equipment; semiconductors & semiconductor equipment; internet software & services; IT services; electronic equipment, instruments & components; wireless telecommunication services; and office electronics. As of May 31, 2018, the Technology Select Sector Index is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the index is a constituent company of the S&P 500® Index; and (2) the index is calculated by SPDJI based on methodology proprietary to the SPDJI and BofA Merrill Lynch Research using a "modified market capitalization" methodology, which means that modifications may be made to the market capitalization weights of single stock concentrations in order to conform to the requirements of the Internal Revenue Code of 1986, as amended. As of May 31, 2018, the index was composed of 72 stocks.

Historical Performance of the XLK

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of the XLK for each quarter in the period from January 2, 2008 through July 12, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	26.62	21.78	22.50	September 30, 2013	32.80	30.59	32.03
June 30, 2008	25.43	22.50	22.88	December 31, 2013	35.74	31.53	35.74
September 30, 2008	23.70	19.07	19.80	March 31, 2014	36.65	34.09	36.35
December 31, 2008	19.80	13.20	15.41	June 30, 2014	38.42	35.20	38.35
March 31, 2009	16.31	13.22	15.62	September 30, 2014	40.60	38.35	39.91
June 30, 2009	18.43	15.62	18.17	December 31, 2014	42.49	37.21	41.35
September 30, 2009	20.99	17.34	20.87	March 31, 2015	43.43	39.90	41.44
December 31, 2009	23.13	20.25	22.87	June 30, 2015	43.78	41.36	41.40
March 31, 2010	23.26	20.84	23.09	September 30, 2015	43.67	37.70	39.50
June 30, 2010	24.06	20.40	20.40	December 31, 2015	44.57	39.50	42.83
September 30, 2010	23.15	20.29	23.02	March 31, 2016	44.45	38.71	44.36
December 31, 2010	25.28	22.84	25.18	June 30, 2016	44.70	41.42	43.36
March 31, 2011	27.01	24.69	26.07	September 30, 2016	47.91	43.15	47.78
June 30, 2011	26.84	24.49	25.70	December 31, 2016	49.17	46.02	48.36
September 30, 2011	26.74	22.52	23.57	March 31, 2017	53.43	48.36	53.31
December 31, 2011	26.51	23.04	25.45	June 30, 2017	57.44	52.37	54.72
March 31, 2012	30.44	25.45	30.15	September 30, 2017	59.10	54.34	59.10
June 30, 2012	30.48	27.20	28.75	December 31, 2017	65.13	59.10	63.95
September 30, 2012	31.66	27.90	30.83	March 31, 2018	70.73	62.01	65.42
December 31, 2012	31.05	27.62	28.95	June 29, 2018	72.38	63.86	71.54
March 31, 2013	30.43	28.95	30.27	July 12, 2018*	72.62	69.26	72.62
June 30, 2013	32.20	29.31	30.59				

* This pricing supplement includes information for the third calendar quarter of 2018 for the period from July 1, 2018 through July 12, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2018.

The graph below illustrates the daily performance of the XLK from January 2, 2008 through July 12, 2018 based on closing price information from the Bloomberg Professional® service. **Past performance of the XLK is not indicative of its future performance.**



INFORMATION RELATING TO THE SECURITIES LINKED TO THE FINANCIAL SELECT SECTOR SPDR® FUND

The disclosure relating to the XLF contained below relates only to the offering of securities linked to the XLF.

The Financial Select Sector SPDR® Fund ("XLF")

The XLF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial sector of the U.S. equity market. The Financial Select Sector Index is composed of companies whose primary line of business is directly associated with the financial sector.**For more information about the XLF, see "Financial Select Sector SPDR® Fund" beginning on page S-12 of the accompanying ETF Underlying Supplement.**

Historical Performance of the XLF

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the relevant exchange, of the XLF for each quarter in the period from January 1, 2008 through July 12, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the XLF should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	23.95	19.00	20.18	September 30, 2013	16.95	15.76	16.18
June 30, 2008	22.47	16.40	16.40	December 31, 2013	17.75	15.89	17.75
September 30, 2008	18.38	13.95	16.21	March 31, 2014	18.25	16.67	18.14
December 31, 2008	16.71	7.62	10.25	June 30, 2014	18.60	17.28	18.47
March 31, 2009	10.30	5.03	7.15	September 30, 2014	19.33	17.99	18.81
June 30, 2009	10.57	7.15	9.72	December 31, 2014	20.33	17.90	20.08
September 30, 2009	12.46	9.01	12.13	March 31, 2015	20.08	18.68	19.58
December 31, 2009	12.76	11.38	11.68	June 30, 2015	20.52	19.56	19.80
March 31, 2010	13.01	11.09	12.97	September 30, 2015	20.77	18.09	18.40
June 30, 2010	13.84	11.21	11.21	December 31, 2015	20.16	18.40	19.31
September 30, 2010	12.25	10.91	11.65	March 31, 2016	19.31	15.99	18.28
December 31, 2010	13.00	11.64	12.95	June 30, 2016	19.36	17.42	18.54
March 31, 2011	13.97	12.92	13.33	September 30, 2016	19.95	18.17	19.30
June 30, 2011	13.56	11.94	12.45	December 31, 2016	23.75	19.21	23.25
September 30, 2011	12.71	9.36	9.61	March 31, 2017	25.24	22.95	23.73
December 31, 2011	11.41	9.16	10.56	June 30, 2017	24.69	22.90	24.67
March 31, 2012	12.97	10.56	12.81	September 30, 2017	25.86	23.88	25.86
June 30, 2012	12.92	10.86	11.87	December 31, 2017	28.22	25.86	27.91
September 30, 2012	13.22	11.55	12.67	March 31, 2018	30.17	26.82	27.57
December 31, 2012	13.55	12.31	13.32	June 29, 2018	28.34	26.92	27.85
March 31, 2013	15.00	13.32	14.77	July 12, 2018*	27.28	26.48	27.10
June 30, 2013	16.38	14.48	15.83				

* This pricing supplement includes information for the third calendar quarter of 2018 for the period from July 1, 2018 through July 12, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2018.

The graph below illustrates the daily performance of the XLF from January 1, 2008 through July 12, 2018 based on closing price information from the Bloomberg Professional® service. **Past performance of the XLF is not indicative of its future performance.**



INFORMATION RELATING TO THE SECURITIES LINKED TO THE MARKET VECTORS® GOLD MINERS ETF

Market Vectors® Gold Miners ETF ("GDX")

The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks. The returns of the GDX may be affected by certain management fees and other expenses, which are detailed in its prospectus. **For more information about the GDX, see "The Market Vectors® Gold Miners ETF" beginning on page S-32 of the accompanying ETF Underlying Supplement.**

Historical Performance of the GDX

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the relevant exchange, of the GDX for each quarter in the period from January 1, 2008 through July 12, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the GDX should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	56.29	46.50	47.75	September 30, 2013	30.43	22.90	25.06
June 30, 2008	51.40	42.38	48.52	December 31, 2013	26.52	20.39	21.12
September 30, 2008	50.84	27.95	34.08	March 31, 2014	27.73	21.27	23.60
December 30, 2008	33.96	16.38	33.00	June 30, 2014	26.45	22.04	26.45
March 31, 2009	38.57	28.20	36.88	September 30, 2014	27.46	21.35	21.35
June 30, 2009	44.55	30.95	37.76	December 31, 2014	21.94	16.59	18.38
September 30, 2009	48.00	35.14	45.29	March 31, 2015	22.94	17.67	18.24
December 30, 2009	54.78	41.87	45.87	June 30, 2015	20.82	17.76	17.76
March 31, 2010	50.17	40.22	44.41	September 30, 2015	17.85	13.04	13.74
June 30, 2010	54.07	46.36	51.96	December 31, 2015	16.90	13.08	13.72
September 30, 2010	56.66	47.09	55.93	March 31, 2016	20.86	12.47	19.98
December 30, 2010	63.80	54.28	60.89	June 30, 2016	27.70	19.53	27.70
March 31, 2011	60.79	53.12	60.06	September 30, 2016	31.32	25.45	26.43
June 30, 2011	63.95	51.80	54.59	December 30, 2016	25.96	18.99	20.92
September 30, 2011	66.69	53.75	55.19	March 31, 2017	25.57	21.14	22.81
December 30, 2011	63.32	50.07	51.43	June 30, 2017	24.57	21.10	22.08
March 30, 2012	57.47	48.75	49.57	September 29, 2017	25.49	21.21	22.96
June 29, 2012	50.37	39.34	44.77	December 29, 2017	23.84	21.42	23.24
September 28, 2012	54.81	40.70	53.71	March 29, 2018	24.60	21.27	21.98
December 31, 2012	54.25	44.85	46.39	June 29, 2018	23.06	21.87	22.48
March 28, 2013	47.09	35.91	37.85	July 12, 2018*	22.68	22.00	22.14
June 28, 2013	37.45	22.22	24.41				

* This pricing supplement includes information for the third calendar quarter of 2018 for the period from July 1, 2018 through July 12, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2018.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through July 12, 2018 based on closing price information from the Bloomberg Professional® service. **Past performance of this Underlying is not indicative of its future performance.**



EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the relevant Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the relevant Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the relevant Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.275% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

Delivery of the securities will be made against payment for the securities on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the relevant Reference Asset (the "Underlying Shares"). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the relevant Reference Asset will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the relevant Reference Asset or any of the entities whose stock is owned by the relevant Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the relevant Reference Asset or one or more of the entities whose stock is owned by the relevant Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the relevant Reference Asset or the entities whose stock is owned by the relevant Reference Asset and consult your tax advisor regarding the possible consequences to you if the relevant Reference Asset or one or more of the entities whose stock is owned by the relevant Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE SECURITIES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

TABLE OF CONTENTS

Pricing Supplement

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$520,000 Buffered Market Participation Securities Linked to the Techonology Select Sector SPDR® Fund

$255,000 Buffered Market Participation Securities Linked to the Financial Select Sector SPDR® Fund

$390,000 Buffered Market Participation Securities Linked to Market Vectors® Gold Miners ETF

July 12, 2018

Pricing Supplement